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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                               AMENDMENT NO. 1 TO

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                          BRUNSWICK TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                          BRUNSWICK TECHNOLOGIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  117394 10 6
                         (CUSIP NUMBER OF COMMON STOCK)

                               MARTIN S. GRIMNES
                            CHIEF EXECUTIVE OFFICER
                          BRUNSWICK TECHNOLOGIES, INC.
                               43 BIBBER PARKWAY
                              BRUNSWICK, ME 04011
                                 (207) 729-7792
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                          Robert A. Trevisani, Esquire
                               Gadsby Hannah LLP
                              225 Franklin Street
                                Boston, MA 02110
                                 (617) 345-7000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     Brunswick Technologies, Inc., a Maine corporation (the "Company" hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 dated May 3, 2000 (as amended, the "Schedule 14D-9") relating to the tender offer by VA Acquisition Corporation, (the "Purchaser") and a wholly-owned subsidiary of CertainTeed Corporation, a Delaware Corporation (the "Parent") both of which are indirect wholly owned subsidiaries of Compagnie de Saint-Gobain, a French corporation, to purchase outstanding shares of common stock, par value $.0001 per share (the "Shares"), of the Company at a price of $8.00 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2000 and in the related Letter of Transmittal as disclosed in the Tender Offer Statement on
Schedule 14D-1 dated April 20, 2000, as amended by Amendments No. 1 through 7 to
Schedule 14D-1 dated April 24, 2000, April 26, 2000, April 28, 2000, May 2, 2000, May 2, 2000, May 3, 2000 and May 4, 2000 respectively. All capitalized terms shall have the meanings assigned to them in the Schedule 14D-9, as amended to date, unless otherwise indicated herein.

     Item 8 is hereby amended by the addition of the following:

     On May 5, 2000, the Company issued a press release announcing its earnings report for the first quarter of 2000 which release refers to the tender offer.

     A copy of the press release issued by the Company is filed as Exhibit 9 to the Schedule 14D-9 and is incorporated herein by reference.

     On May 5, 2000 the Company mailed a letter to its stockholders relative to matters concerning the Company's annual meeting of stockholders to be held on May 16, 2000.

     A copy of the May 5, 2000 letter is filed as Exhibit 10 to the Schedule 14D-9 and is incorporated herein by reference.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS

     Item 9 is hereby amended by addition of the following:

     Exhibit 9 Press Release, dated May 5, 2000 issued by Brunswick Technologies, Inc.

     Exhibit 10   Letter of Brunswick Technologies, Inc., dated May 5, 2000

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BRUNSWICK TECHNOLOGIES, INC.

                                          By: /s/ MARTIN S. GRIMNES
                                            ------------------------------------
                                            Name: Martin S. Grimnes
                                            Title:  Chief Executive Officer

Dated: May 5, 2000

                                EXHIBIT INDEX


Exhibit 1. Part I, Item 1: "Business -- Supply," of the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (previously filed with the Commission on March 30, 2000 and hereby incorporated by reference).
Exhibit 2. Definitive Proxy Statement of the Company dated April 17, 2000 (previously filed with the Commission on April 17, 2000 and hereby incorporated by reference), as supplemented by Definitive Additional Materials dated April 25, 2000 (previously filed with the Commission on April 25, 2000 and hereby incorporated by reference) and as supplemented by Definitive Additional Materials dated April 28, 2000 (previously filed with the Commission on April 28, 2000 and hereby incorporated by reference).
*Exhibit 3. Form of Employment Agreement with certain executive officers of the Company.
*Exhibit 4. Complaint filed by the Company on April 26, 2000.
*Exhibit 5. Letter to Stockholders, dated May 3, 2000.
*Exhibit 6. Press Release issued by the Company on May 3, 2000.
*Exhibit 7. Opinion of McDonald Investments dated May 3, 2000 (contained as Annex A to this Schedule 14D-9 and hereby incorporated by reference).

*Exhibit 8. Letter of the Company to Saint-Gobain dated April 17, 2000.

Exhibit 9.  Press Release, dated May 5, 2000 issued by Brunswick
            Technologies, Inc.

Exhibit 10. Letter of Brunswick Technologies, Inc., dated May 5, 2000.

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* Previously filed.